[Kramer Levin Naftalis & Frankel LLP Letterhead]

Christopher S. Auguste T 212.715.9265 cauguste@kramerlevin.com 1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

December 13, 2017

VIA EDGAR CORRESPONDENCE

Timothy S. Levenberg, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Barington/Hilco Acquisition Corp. Preliminary Proxy Statement on Schedule 14A filed on December 1, 2017

Dear Mr. Levenberg:

We are writing this letter on behalf of our client, Barington/Hilco Acquisition Corp. (the “Company”), in response to our telephone conversation with you earlier today in connection with the above-referenced proxy statement filed by the Company with the Securities and Exchange Commission.

In connection with the staff’s concern regarding the Company’s compliance with NASDAQ listing rule IM-5101-2, the Company proposes that the following disclosure be added to the proxy statement:

“On February 5, 2015, the Securities and Exchange Commission declared the Company’s IPO registration statement effective and the Company’s securities became listed on the Nasdaq Capital Market (“NASDAQ”). Under NASDAQ listing rule IM-5101-2 (the “Listing Rule”), the Company is required to complete a business combination within 36 months of the effectiveness of its IPO registration statement (i.e., by February 5, 2018) in order to remain listed on NASDAQ. BHAC intends to enter into a merger agreement prior to February 5, 2018 in order to effectuate an initial business combination on or prior to the Extended Termination Date. There is no assurance that the Company will successfully enter into a merger agreement by February 5, 2017. Furthermore, if BHAC is unable to enter into a merger agreement and consummate a business combination by February 5, 2018, the Company may receive a delisting letter from NASDAQ. Upon receipt of any such delisting letter, the Company will have the option to appeal NASDAQ’s

Kramer Levin Naftalis & Frankel LLP New York | Silicon Valley | Paris

December 13, 2017

determination. To the extent that the Company receives a delisting letter and has signed a merger agreement by February 5, 2018, the Company intends to appeal the NASDAQ delisting in order to permit the continued listing of the Company on NASDAQ so that the Company can consummate the initial business combination by the Extended Termination Date. If the Company is not successful in its appeal to NASDAQ, the Company will either (1) seek to have its securities quoted on the over-the-counter market, or (2) take steps to wind down the Company. If the Company does not enter into a merger agreement by February 5, 2018, it is the Company’s intention to take steps to wind down the Company.”

As requested by the staff, we have determined that the latest practicable date for the Company to hold a shareholder meeting seeking an extension of the Company’s time to complete a business combination is December 28, 2017. Our client’s current deadline for completing a business combination is Sunday, December 31, 2017. While there is no legal impediment to scheduling a shareholder meeting on a Saturday or Sunday, it is impracticable to hold such a meeting on a Saturday or Sunday. Broadridge Financial Services, Continental Stock Transfer & Trust Company (our client’s transfer agent), Depository Trust Company and other brokerage firms that represent our shareholders are closed on Saturday and Sunday. The brokerage firms are critical for confirming votes and redemptions. Accordingly, scheduling a shareholder meeting on a Saturday would complicate and limit our client’s ability to address logistical issues that may arise during the shareholder meeting. Furthermore, it is customary to schedule a shareholder meeting on a date that would allow the Company to adjourn the shareholder meeting to permit further solicitation if there are not sufficient votes to approve a proposal. Therefore, the Company believes it is prudent to reserve one business day after the meeting in order to permit an adjournment. Accordingly, accounting for one business day for a potential adjournment, the Company believes the latest practicable shareholder meeting date would be December 28, 2017. In order to meet this meeting date and satisfy the Company’s bylaws and Delaware state law notice requirements to shareholders, the Company would need to print proxy materials on December 15, 2017 and thereby be in a position to mail proxy materials to shareholders on December 18, 2017.

We greatly appreciate your attention to this matter. It is our hope that the language above satisfactorily addresses the staff’s concerns regarding the NASDAQ delisting risk faced by the Company and that our client will be able to print and mail proxy materials in time to permit shareholders to vote of the matters set forth in proxy statement. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 715-9265.

Sincerely,

Christopher S. Auguste

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